1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 2, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01	Press release on 2023/02/02:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and the Full Year of 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2022

TAIPEI, Taiwan, R.O.C. February 2, 2023 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2022. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2022 Financial Highlights

•
Total revenue decreased by 0.7% to NT$ 59.50 billion.
•
Consumer Business Group revenue decreased by 2.1% to NT$ 35.00 billion.
•
Enterprise Business Group revenue increased by 2.9% to NT$ 21.19 billion.
•
International Business Group revenue decreased by 7.1% to NT$ 1.92 billion. (increased 19.7%, excluding the non-recurring impact from higher base of government subsidy recognition)
•
Total operating costs and expenses increased by 0.4% to NT$ 48.63 billion.
•
Operating income decreased by 1.2% to NT$ 10.97 billion.
•
EBITDA was NT$ 20.85 billion, remained flat.
•
Net income attributable to stockholders of the parent decreased by 2.2% to NT$ 8.45 billion.
•
Basic earnings per share (EPS) was NT$1.09.
•
Revenue, net income, and EBITDA exceeded our proposed guidance.

Full Year 2022 Financial Highlights

•
Total revenue increased by 3.0% to NT$216.74 billion.
•
Consumer Business Group revenue increased by 1.7% to NT$ 132.07 billion.
•
Enterprise Business Group revenue increased by 4.8% to NT$ 72.14 billion.
•
International Business Group revenue increased by 10.1% to NT$ 7.19 billion.
•
Total operating costs and expenses increased by 2.9% to NT$ 169.99 billion.
•
Operating income increased by 4.2% to NT$ 46.84 billion.
•
EBITDA increased by 3.5% to NT$ 86.27 billion.
•
Net income attributable to stockholders of the parent increased by 2.1% to NT$ 36.52 billion.
•
Basic earnings per share (EPS) was NT$4.71
•
Above mentioned financial indicators, including operating income, EBITDA, and net income, all exceeded our proposed guidance.

“Fourth quarter results reflect our team’s continued strong execution against our long-term strategies and are consistent with our expectations. We are glad to see that all performance measures of our full-year 2022 results exceeded our original forecasts amid an increasingly uncertain economic environment,” said Mr. Chi-Mau Shieh, Chairman and Chief Executive Officer of Chunghwa Telecom. “Chunghwa reaffirms its leading position sustained by the steady development of Taiwan’s mobile market.”

“In the fourth quarter, we were delighted to see the continued growth in our core business. Our total mobile service revenue maintained growth momentum by increasing 5.8% year over year, attributable to the upsell resulting from 5G migration and the outperforming subscriber number increase. Fixed broadband business also maintained ARPU year-over-year growth for 13 consecutive quarters. ”

“As for segment details, consumer business group revenue increased quarter-over-quarter and decreased year-over-year mainly owing to unstable iPhone supply due to the pandemic, offset by the increase of postpaid subscribers, steady 5G migration, and successful upsell propelled by the promotion package and the FIFA World Cup broadcast. Subscribers of the multiple-play package with Fixed-Broadband, Mobile, and Wi-Fi altogether increased 28% quarter-over-quarter and Home Wi-Fi device subscription numbers impressively grew, exceeding 1.5 times year-over-year. Driven by the FIFA World Cup, the related advertising revenue was 5 times more than that of four years ago, which has also directed us to our future content investment focus. Our enterprise business group maintained its growth trajectory mainly due to the robust growth of ICT business, particularly in IDC, cyber security, 5G private networks, and big data services, which have all achieved double-digit year-over-year increases. Simultaneously, our international business expanded mainly attributable to enlarging demands for IDC and cloud services from global clients although its total revenue decreased year over year due to higher base resulting from ST-2 government compensation.”

“Our technical support center in Malaysia officially started operations in December to fully support our business expansion in the Indo-Pacific market. Additionally, we have always taken a concerted effort to contribute to the benefit of our society and make continuous investments in our ESG initiatives.”

“We expect the efforts of our employees that led to our strong performance in 2022 will define 2023 as well. We recognize the evolving industry landscape with the regulatory approval of our peers’ merger plans, and we are confident in our strong 5G performance, network and service quality, and in maintaining our leading status in the changing Taiwan communications market. Meanwhile, we will continue our focus on building ecosystems and creating long-term value for all stakeholders,” Mr. Shieh concluded.

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2022decreased by 0.7% to NT$ 59.50 billion.

Consumer Business Group revenue for the fourth quarter of 2022 decreased by 2.1% to NT$ 35.00 billion. Mobile service revenue increased 7.1% YoY, mainly due to increase in postpaid subscriber growth and steady 5G migration. Fixed-line service revenue slightly increased 0.8% YoY owing to successful upsell propelled by the speed upgrade promotion package as well as the FIFA World Cup broadcast in November that offset the decrease of fixed voice revenue. However, sales revenue decreased 12.0% YoY mainly due to the continued unstable iPhone supply during the quarter. Other revenue also decreased by 34.9% year-over-year, owing to the higher base resulting from the government subsidies for accelerated 5G construction in the fourth quarter of 2021.

Enterprise Business Group revenue for the fourth quarter of 2022 increased by 2.9% to NT$ 21.19 billion, mainly due to strong ICT business growth and the increase of consolidated sales revenue. Mobile service business revenue increased 3.3% YoY owing to 5G upselling and the increase of customers. Fixed-line revenue remained flat, though digital transformation demand continued to drive up data communication revenue and broadband access revenue. Other revenue increased by 46.8% year over year due to the equipment sales revenue from subsidiaries.

International Business Group revenue for the fourth quarter of 2022 decreased by 7.1% to NT$ 1.92 billion, mainly due to higher base of ST-2 government subsidy recognition in the fourth quarter of 2021. Excluding the non-recurring impact, the revenue in the fourth quarter maintained its growth momentum and increased 19.7% year-over-year.

Total revenue for the full year of 2022 increased by 3.0% to NT$216.74 billion, mainly due to growing core business including mobile, ICT and broadband services.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2022 remained stable, increasing by 0.4% to NT$ 48.63 billion.

Total operating costs and expenses for 2022 increased by 2.9% to NT$ 169.99 billion.

Operating Income and Net Income

Income from operations for the fourth quarter of 2022 decreased by 1.2% to NT$ 10.97 billion. The operating margin was 18.4%, as compared to 18.5% in the same period of 2021. Net income attributable to stockholders of the parent decreased by 2.2% to NT$ 8.45 billion. Basic earnings per share was NT$1.09.

Income from operations for 2022 increased by 4.2% to NT$ 46.84 billion. The operating margin was 21.6%, compared to 21.3% for 2021. Net income attributable to stockholders of the parent increased by 2.1% to NT$ 36.52 billion. Basic earnings per share was NT$4.71.

Cash Flow and EBITDA

Cash flow from operating activities, as of December 31st, 2022, increased by 1.4% year over year to NT$ 75.94 billion, mainly due to higher net income arising from our strong operating performance.

Cash and cash equivalents, as of December 31st, 2022, increased by 26.2% to NT$ 50.21 billion as compared to that as of December 31st, 2021.

EBITDA for the fourth quarter of 2022 was NT$ 20.85 billion, remained flat year over year. EBITDA margin was 35.05%, as compared to 34.82% in the same period of 2021.

EBITDA for 2022 increased by 3.5 % to NT$ 86.27 billion, and EBITDA margin was 39.80%, compared to 39.59% for 2021.

Capital Expenditure (“Capex”)

Total Capex for 2022 decreased by 10.7% to NT$ 31.53 billion.

Business Highlights

Mobile

As of December 31st, 2022, Chunghwa Telecom had 12.62 million mobile subscribers, representing a 5.9% year-over-year increase. In the fourth quarter, total mobile service revenue increased by 5.8% to NT$ 15.68 billion, while mobile post-paid ARPU excluding IoT SIMs grew 3.3% year over year to NT$ 533.

Fixed Broadband/HiNet

As of December 31st, 2022, the number of broadband subscribers slightly increased by 0.7% to 4.39 million. The number of HiNet broadband subscribers increased by 1.4% to 3.66 million. In the fourth quarter, total fixed broadband revenue grew 3.7% year over year to NT$ 10.83 billion, while ARPU increased 2.1% to NT$ 771.

Fixed line

As of December 31st, 2022, the number of fixed-line subscribers was 9.40 million.

(in NT$ billion)

	2022		2021		YoY%
	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.
Revenue	59.50	216.74	59.89	210.48	-0.7	3.0
Operating costs and expenses	48.63	169.99	48.42	165.18	0.4	2.9
Other income and expense	1.0	0.09	-3.7	-3.7	126.8	125.0
Income from Operations	10.97	46.84	11.10	44.93	-1.2	4.2
Income before Income Tax	10.88	47.27	11.17	46.06	-2.7	2.6
Net income attributable to stockholders of the parent	8.45	36.52	8.63	35.75	-2.2	2.1
EBITDA	20.85	86.27	20.85	83.33	0.0	3.5
EPS(NT$)	1.09	4.71	1.11	4.61	-2.2	2.1

2023 Guidance

For 2023, the Company expects total revenue to increase by NT$ 4.53~NT$6.05 billion, or 2.1%~2.8%, to NT$221.27~NT$222.79 billion as compared to the un-audited consolidated total revenue of 2022. Operating costs and expenses for 2023 are expected to increase by NT$ 6.60~NT$ 7.30 billion, or 3.9%~4.3%, to NT$176.59~NT$177.29 billion as compared to the prior year. Income from operations is expected to decrease by NT$ 0.85~NT$2.17 billion, or 1.8%~4.6% to NT$44.67~NT$45.99 billion, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$44.86~NT$46.58 billion and NT$34.55~NT$36.10 billion, respectively. Basic earnings per share is expected to be NT$4.45~NT$4.65.

Acquisition of Property, Plant and Equipment in 2023 is expected to be NT$ 35.31 billion to maintain competitiveness of 5G network and gain the opportunities of emerging businesses. As compared to the prior year, the mentioned acquisition is expected to increase by NT$1.88 billion, owing to strategic investments, including expansion of internet data center, new construction of submarine cable and FTTH for future business opportunities.

(NT$ billion except EPS)	2023(F)	2022 (un-audited)	change	YoY(%)
Revenue	221.27~222.79	216.74	4.53~6.05	2.1%~2.8%
Operating Costs and Expenses	176.59~177.29	169.99	6.60~7.30	3.9%~4.3%
Other Income and Expense	(0.01)~0.49	0.09	(0.10)~0.40	(111.1%)~444.4%
Income from Operations	44.67~45.99	46.84	(2.17)~(0.85)	(4.6%)~(1.8%)
Non-operating Income	0.19~0.59	0.43	(0.24)~0.16	(55.8%)~37.2%
Income before Income Tax	44.86~46.58	47.27	(2.41)~(0.69)	(5.1%)~(1.5%)

Net Income Attributable to Stockholders of The Parent	34.55~36.10	36.52	(1.97)~(0.42)	(5.4%)~(1.2%)
EPS(NT$)	4.45~4.65	4.71	(0.26)~(0.06)	(5.4%)~(1.2%)
EBITDA	85.05~86.36	86.27	(1.22)~0.09	(1.4%)~0.1%
EBITDA Margin	38.4%~38.7%	39.8%	(1.4%)~(1.1%)
Acquisition of Material Assets	37.71	33.86	3.85	11.4%
Acquisition of Property, Plant and Equipment and Intangible Assets	35.31	33.43	1.88	5.6%
Others	2.40	0.43	1.97	458.1%
Disposal of Material Assets	0.47	0.03	0.44	1466.7%

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

Financial StatementsFinancial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also providesEBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business,Chunghwa Telecom relieson EBITDA as a means of assessing itsoperating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

•
these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’sT-IFRSs financial measures;
•
these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
•
these non-GAAP financial measures should not be considered to be superior to the Company’sT-IFRSs financial measures; and
•
these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw